

June 13, 2018

Richard Ham
Chief Executive Officer
Thinking Green
170 South Green Valley Parkway, Suite 370
Henderson, NV 89012

      Re: Thinking Green
             Amendment No. 2 to
             Offering Statement on Form 1-A
             Filed May 30, 2018
             File No. 024-10829

Dear Mr. Ham:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29, 2018 letter.

<u>1-A</u>

<u>Use of Proceeds, page 6</u>

1.   The disclosure in the table on page 6 indicates that the net cost of land acquisition is expected to be $1,226,190. The Purchase and Sale Agreement filed as Exhibit 6.3 appears to indicate that the selling price of the land is $1.5 million. Please reconcile the two prices and amend the Use of Proceeds disclosure, or advise.

Description of Property, page 19

2.   Please re-file Exhibits 6.3 and 6.4 with the exhibits to those agreements or advise. Refer to Item 17(6) of Form 1-A.

        You may contact Beverly Singleton at202-551-3328 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.

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